Omer Ozden

Direct Dial: 416.595.2683

Facsimile: 416.595.5021

oozden@hodgsonruss.com

July 10, 2006

Securities and Exchange Commission

Washington, D.C. 20549

Attn:

H. Roger Schwall

Assistant Director

Re:

Puda Coal, Inc.

Registration Statement on Form SB-2

Filed December 16, 2005

File No. 333-130380

Dear Mr. Schwall:

Puda Coal, Inc. (the “Registrant”) is this day filing Amendment No. 4 to the above referenced Registration Statement on Form SB-2 (the “Registration Statement”).  By this letter, we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) to the Registration Statement as filed on May 31, 2006.

We will provide hard copies of the conformed copy of Amendment No. 4 (“Amendment No. 4”) to the Registration Statement and the exhibits thereto, as filed with the Commission with a filing date of July 10, 2006.  Such copy of Amendment No. 4 has been marked to show the revisions made to the Registration Statement as filed on May 31, 2006.

This letter is in response to the letters of comment from the Commission to the Registrant, dated June 26, 2006, the paragraphs of which are numbered consecutively.  The responses to such letter set forth below have been numbered to correspond thereto.  Unless otherwise indicated, page references are to the red-lined pages of Amendment No. 4.

For your convenience, we have repeated each comment immediately prior to our response below.

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P.1/11

Form SB-2A-3 filed May 31, 2006

Plan of Distribution, page 39

1.            We note your statement that “[t]he Selling Security Holders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be ‘underwriters’.”  Please revise to make this disclosure consistent with your revisions to the footnotes in the Selling Security Holders table.  State that the selling security holders who are identified as broker-dealers are, rather than “may be deemed,” underwriters, unless any such selling security holder received the securities as compensation for investment banking services.  Likewise, state that the selling security holders who are identified as affiliates of broker-dealers are, rather than “may be deemed,” underwriters, unless they purchased the securities in the ordinary course of business and had no plans or understandings with any party to distribute the securities.

The language in the Plan of Distribution regarding broker-dealers and their affiliates has been revised to make it consistent with the footnotes in the Selling Security Holder table. Please see pages 31 and 32.

Management’s Discussion and Analysis or Plan of Operation, page 69
Liquidity and Capital Resources, page 71

2.        We note the statement that “[n]et cash provided by operating activities was $5,635,000 in the three months ended March 31, 2006, compared to $621,000 in the three months ended March 31, 2005….  This was primarily due to the increase in net income.”  This statement appears to be inconsistent with your disclosure regarding net loss for the three months ended March 31, 2006.  Please revise.

            The statement was revised at page 59 to read as follows:

“Net cash provided by operating activities was $5,635,000 in the three months ended March 31, 2006, compared to $621,000 in the three months ended March 31, 2005, an increase of $5,014,000. This was primarily due to the increase in income from operations (after adjusting for non-cash items) of $1,846,000, improved cash flows for inventory of $673,000, improved cash flows for accounts receivable of $809,000 and improved cash flows for advance to suppliers of $1,644,000 in the three months ended March 31, 2006 compared to the three months ended March 31, 2005.”

P.2/11

3.         Expand your disclosure to quantify each of the factors to which you attribute the increase in net cash.

            The disclosure was expanded at page 59 and is as set forth in our response to comment 2 above.

Financial Statements

4.        We note that you have changed the accounting for your convertible notes and warrants.  We have reviewed your responses to prior comment numbers 13 through 16 and the amendment to your financial statements for the period ended December 31, 2005.  As a result of the error in your previously issued financial statements, you are required to comply with Rule 3-03(c) of Regulation S-X and paragraph 25 of SFAS 154.  Additionally, please refer to this information as restated.  Please revise your presentation accordingly.

We have revised our presentation and added Note #28 “Restatement” in the consolidated financial statements. Please see starting at page F-33.

5.        With respect to the Independent Auditors’ Report, please ensure that the report includes an explanatory paragraph concerning the restatement, as required by AU 420.12 and paragraph 2 of AS 1.

An explanatory paragraph concerning the restatements of financial statements is included in the Independent Auditors' Report, as follows:

“As discussed in Note 28 to the accompanying financial statements, the Company restated its financial statements as of and for the year ended December 31, 2005.”

2.  Summary of Significant Accounting Policies, page F-11
(a) Basis of Presentation and Consolidation

6.        We have reviewed your response to prior comment number two in our letter dated May 9, 2006 and do not believe you have addressed the issues raised in our comment.  Accordingly, the comment has been reissued in its entirety below.

            Please see our responses to your comments below.

7.        We have given further consideration to your response to our prior comment number 24 and have consulted with our Division Chief Accountants Office

P.3/11

regarding your consolidation policy with respect to Puda, BVI, Putai and Shanxi Coal.  Based on your responses, please address the following additional items.

  We are unable to agree with your conclusion that an analysis under FIN 46(R) is not applicable because you decided to consolidate under Rule 3A-02 of Regulation S-X.  To support your current consolidation policy, please provide a comprehensive FIN 46(R) analysis that addresses all relationships between Puda Coal, Inc. and its consolidated subsidiaries, including Puda, BVI, Putai and Shanxi Coal.  In this regard, we would expect your analysis to address and cite the key terms and sections of the applicable contractual arrangements to support your overall primary beneficiary assessment and variable interest entity determination.

Paragraph B1 of FIN46(R) defines variable interest entities as those “…for which analysis of voting interests, and the holdings of those voting interests, is not effective in determining whether a controlling financial interest exists because the entity does not have adequate equity capital or the equity instruments do not have the normal characteristics of equity that provide its holders with a potential controlling financial interests.”  The entities in our Group do not have these characteristics and therefore are not variable interest entities. As detailed in our 10-KSB, our Group consists of the following entities: Puda Coal, Inc., the registrant (“Puda”), its 100%-owned subsidiary, Puda Investment Holding Limited (“BVI”), BVI’s 100%-owned subsidiary, Taiyuan Business Consulting Co., Ltd. (“Putai”) and Shanxi Puda Coal Group Co., Ltd. (“Shanxi Coal”), which is not owned through direct equity ownership by any of the other three entities but which is controlled by Putai through a series of contractual relationships.

We believe that an analysis of the voting interests of BVI and Putai is effective in determining that there is a controlling financial interest through equity ownership. As indicated above, Puda is the sole owner of BVI, with the shares being acquired in an exchange of stock transaction with Zhao Ming and Zhao Yao, the sole shareholders of BVI.  BVI is a holding company, and it was capitalized with $50,000 by Zhao Ming and Zhao Yao prior to the exchange of shares.  BVI in turn capitalized Putai with $20,000.  Putai was organized to manage the operations of Shanxi Coal.  Our Form 10-KSB explains that this structure was arranged in order to satisfy regulations in the People’s Republic of China regarding foreign ownership of Chinese companies.

There are no equity interests in either BVI or Putai other than the shares held within our Group.  All the equity of BVI was contributed by its original shareholders, Zhao Ming and Zhao Yao.  This equity was sufficient for BVI to capitalize Putai.  As explained below, Putai then entered into several agreements with Shanxi Coal which gave Putai operational control over Shanxi Coal and the controlling financial interest in that company.

  If you determine from your FIN 46(R) analysis prepared in response to the first bullet point above that none of your consolidated entities represent a variable interest entity or that you are not the primary beneficiary of any variable interest entities identified, please provide a more comprehensive analysis that supports your consolidation of Shanxi Coal under the guidance contemplated by EITF 97-2.

P.4/11

A review of the provisions of EITF 97-2 leads us to the conclusion that Shanxi Coal should be consolidated with the Group. Issue 1 of this pronouncement lists six criteria for determining whether one entity has a controlling financial interest in another entity “…without having ownership interest in a majority of the outstanding voting equity instruments…”  Putai and Shanxi Coal have three operational agreements between them. With the Technology License Agreement, Putai licenses to Shanxi Coal its technology for water supported coal processing. The Operating Agreement gives Putai both the overall authority over the operations of Shanxi Coal, as well as the right and power to manage the company’s daily operations, including but not limited to, the appointment and dismissal of directors and officers, the hiring and firing of employees, marketing and business strategies and business planning. Shanxi Coal cannot enter into any material transaction without the prior consent of Putai. Under the Exclusive Consulting Agreement, Putai advises Shanxi Coal on the various aspects of Shanxi Puda’s business, including but not limited to, marketing and consulting strategies and training of managerial personnel.  The compensation that Putai receives for these agreements is based on Shanxi Coal’s cash flows as defined in the agreements (the definition of cash flows is the same in each agreement).  Putai receives 20% of the cash flows under the Technology License Agreement, 50% of the cash flows under the Operating Agreement and 30% of the cash flows under the Exclusive Consulting Agreement. In effect, then, 100% of the cash flows of Shanxi Coal’s are paid to Putai.

The six

 criteria of EITF 97-2 are met by the agreements as follows:

Term – The contractual arrangement between Putai and Shanxi Coal:

1)

Has a term that is either (a) the entire remaining legal life of Shanxi Coal or (b) a period of 10 years or more.  The Operating Agreement and the Exclusive Consulting Agreement both have an initial term of 10 years, with a 10 year renewal at Putai’s option. The Technology License Agreement has no stated contractual term. However, the license flows from Putai to Shanxi Coal, which Putai may revoke at any time. Accordingly, the relationship under the Technology License Agreement is controlled by Putai, which is beneficially owned and controlled by Puda Coal, Inc. Therefore, the Technology License Agreement has a duration for as long as Putai, and its beneficial owner, Puda Coal, Inc., want the Agreement to last.

2)

Is not terminable by Shanxi Coal, except in cases of gross negligence, fraud or other illegal acts by Putai, or bankruptcy by Putai. None of the agreements is terminable by Shanxi Coal; all three can only be terminated by Putai.

Control  - Putai has exclusive authority over all decision making related to both of the following:

P.5/11

3)

Ongoing, major or central operations of Shanxi Coal.  As detailed above, the Operating Agreement gives Putai overall authority in managing Shanxi Coal and absolute control over the daily operations of Shanxi Coal.

4)

Total compensation of Shanxi Coal personnel as well as the ability to establish and implement guidelines for the selection, hiring and firing of them.  The Operating Agreement gives Putai the power to hire and fire any and all personnel

Financial Interest – Putai must have a significant financial interest in Shanxi Puda that meets both these criteria:

5)

Is unilaterally salable or transferable by Putai.  Through the Operating Agreement, Putai has control over Shanxi Coal’s operations, and Shanxi Coal cannot enter into any material transaction without the prior consent of Putai.  In addition, Putai has entered into an Authorization Agreement with each of Zhao Ming and Zhao Yao, the owners of 100% of the outstanding equity voting interests of Shanxi Puda.  Through these agreements, Zhao Ming and Zhao Yao each have authorized Putai to vote their equity interests in all  Shanxi Coal matters.  These three agreements, therefore, give Putai the sole ability to transfer or sell the financial interest in Shanxi Coal.

6)

Provides Putai with the right to receive income, both as ongoing fees and as proceeds from the sale of its interest in Shanxi Coal, in an amount that fluctuates based on the performance of the operations of Shanxi Coal, and the change in the value thereof.  As detailed above, Putai receives 100% of the annual cash flows of Shanxi Coal. Furthermore, under the Exclusive Option Agreement among Putai, Shanxi Coal, Zhao Ming and Zhao Yao and dated June 24, 2005, Putai (which is beneficially owned by Puda Coal, Inc.) has the exclusive option to purchase the entire equity of Shanxi Coal from Zhao Ming and Zhao Yao. No such option in the equity ownership of Shanxi Coal may be given to any other person and there is an absolute prohibition on the sale of the equity of Shanxi Coal or its assets. Putai will therefore receive the proceeds of a sale of Shanxi Coal should it be sold since the only way that Shanxi Coal may be sold is for Putai to exercise its option under the agreement.

  Similarly, please provide a FIN 46(R) and/or EITF 97-2 analysis, as applicable, of Jucai Coal with respect to Shanxi Coal’s relationship with this supplier under the preferred supply arrangement.

Shanxi Coal is a coal washing company; Jucai Coal, a company engaged in the business of exploration and mining of raw coking coal, is the supplier of raw coking coal to Shanxi Coal. Mr. Zhao Yao, who owns 75% of Jucai Coal, owns 20% of Shanxi Coal. Moreover, he is the brother of the majority shareholder of Shanxi Coal, Mr. Zhao Ming, who owns 80% of Shanxi Coal. Due to this relationship, Shanxi Coal has obtained the following favorable terms in the supply agreement with Jucai Coal:

P.6/11

1.

Subject to its output capacity, Jucai Coal has the obligation to satisfy the demand of raw materials of Shanxi Coal, but Shanxi Coal does not have the commitment to purchase all of Jucai Coal’s products. However, Shanxi Coal does not have the right to check Jucai Coal’s records to obtain data on Jucai Coal’s production;

2.

Shanxi Coal receives a discount of RMB 30-50 per ton from the market price, and Shanxi Coal has the right to check Jucai Coal’s records to verify whether Jucai Coal is meeting its favorable price obligation to Shanxi Coal;

3.

Shanxi Coal shall make the payment in the amount of 75% of the total purchases price to Jucai Coal at time of ordering, and Shanxi Coal can get a grace period of 30 days of the remaining 25%, while other customers of Jucai Coal have no contractual grace period in payment whatsoever.

Based on the terms set forth above, Jucai Coal has the obligation to satisfy the demand of Shanxi Coal at a favorable price. Under FIN 46 (R), potential variable interest can include the following:

•

Holding economic interests, voting rights, or obligations to an entity;

•

Issuing guarantees on behalf of an entity;

•

Transferring assets to an entity;

•

Managing the assets of an entity;

•

Leasing assets from an entity; and

•

Providing financing to an entity.

These relationships do not exist between Jucai Coal and Shanxi Coal. Therefore, we do not consider that Jucai Coal is a variable interest entity of Shanxi Coal and Shanxi Coal should not consolidate Jucai Coal into Shanxi Coal, since the owner and management team of Jucai Coal retains complete control over Jucai Coal’s operation, and Shanxi Coal does not have any economic interests, voting rights or any other interest or control in Jucai Coal. The nature of the agreement is based on the sibling relationship between the majority owner of Jucai Coal, Mr. Zhao Yao and the majority owner of Shanxi Coal, Mr. Zhao Ming and the market conditions in China for raw coal, where there currently is a serious supply shortage of the product which has resulted in Shanxi Coal obtaining favorable transaction terms to ensure access to the raw material supply of Jucai Coal.

With the strategy to diversify raw coal supply and reduce the transactions with related parties, currently the raw coal purchased from Jucai Coal only accounts for 10-13% of raw coal supply of Shanxi Coal. We do not know what percentage the sales by Jucai Coal to Shanxi Coal are of Jucai Coal’s total raw coal production, since the agreement does not grant Shanxi Coal with the right to check whether Jucai Coal fulfills its obligation of satisfying its supply requirements to Shanxi Coal. This is further evidence that Jucai Coal is a completely independent entity.

P.7/11

  Please tell us whether or not you consider Zhao Ming and Zhao Yao to be a control group.  In this regard, we believe that if the aggregate ownership of the qualifying members of an immediate family constitutes control, this group of shareholders is presumed to function as a control group.  We also believe that if a group of shareholders are contractually bound by a pre-existing written agreement to vote as a single unit a majority of the voting shares of an entity constitutes a control group.

We consider Zhao Ming and Zhao Yao to be a control group.

  Please indicate whether or not you expect Zhao Ming and Zhao Yao to retain their current ownership control over the entities under Puda Coal, Inc.  Please note that in consideration of future control, we would expect you to consider the shares that will be acquired through conversion of the convertible promissory notes and related warrants.

We expect Zhao Ming and Zhao Yao to retain their current ownership control over Puda Coal, Inc. and the entities under Puda Coal, Inc.  As of July 6, 2006, Zhao Ming and Zhao Yao owned approximately 66.5% and 16.6% of the issued and outstanding stock of Puda Coal, Inc., respectively. Assuming the conversion of all of the notes and exercise of all of the warrants outstanding, Zhao Ming and Zhao Yao will own 41.5% and 10.3%, respectively. Assuming full conversion and exercise, they will have a combined ownership of 51.8% of the issued and outstanding shares of Puda Coal, Inc. and retain ownership control of the company. Zhao Ming and Zhao Yao will also retain beneficial control of the subsidiaries under Puda Coal, Inc., namely Puda Investment Holding Limited (“BVI”), which is 100% owned by Puda Coal, Inc. and Taiyuan Putai Business Consulting Co., Ltd. (“Putai”), which is 100% owned by BVI.

Furthermore, Zhao Ming and Zhao Yao currently own 80% and 20% of Shanxi Puda Coal Group Co., Ltd. (“Shanxi Coal”), respectively, of which entity we also expect them to retain control.  Under the Exclusive Option Agreement among Putai, Shanxi Coal, Zhao Ming and Zhao Yao and dated June 24, 2005, Putai (which is beneficially owned by Puda Coal, Inc.) has the exclusive option to purchase the entire equity of Shanxi Coal from Zhao Ming and Zhao Yao. Therefore, Zhao Ming and Zhao Yao may not transfer their equity in Shanxi Coal except pursuant to the exclusive purchase rights of Putai under the Agreement.

P.8/11

  Please provide a detailed explanation to describe your methodology for consolidating Shanxi Coal.  Please also address why you have not reported any minority interest in the equity of Shanxi Coal.

We have consolidated all the assets, liabilities, income and expenses of Shanxi Coal.  There is no minority interest in Shanxi Coal.  Zhao Ming and Zhao Yao have 100% equity ownership of Shanxi Coal and Shanxi Coal is 100% controlled by Putai through a series of contractual agreements, as discussed in our responses to bullet #1 and #2 above, and through the Exclusive Option Agreement, as discussed in our response to bullet #5 above.

11.  Convertible Notes and Related Warrants, page F-20

8.        Please add additional disclosure to clearly indicate the pertinent and key terms of the convertible notes and warrants.  Without limitation, please specify that the conversion price on the debt can be reset if the Company issues securities in the future at a value less than the conversion price.

            Additional disclosure to clearly indicate the pertinent and key terms of the convertible notes and warrants has been included at page F-21.

9.        Expand your disclosure to identify the assumptions used in your preparation of the valuations for the conversion feature and warrants.  Please explain to us, in detail, how you determined that the fair market value of the warrants and conversion feature greatly exceed the debt’s notional amount of $12,500,000.  In this regard, we note that you valued the warrants at $48,250,000 and the conversion feature at $52,250,000.

We used the Black-Scholes pricing model to calculate the fair value of the conversion feature and warrants.   The parameters used in the model include the stock market price on the issuance date of $2.46, exercise price of warrants of $0.60, conversion price of notes of $0.50, expected term of 1 year, risk-free interest rate for treasury bills of 3.89%, and historical volatility of 110% based on the previous 12 months stock price.  Based on the above parameters, the fair value of each warrant was calculated at $1.93, with total fair value of $48,250,000 (25,000,000 warrants), which is greater than the debt value of $12,500,000.  The fair value of the conversion feature was calculated at $2.01 each, with total fair value of $52,250,000 (25,000,000 shares).

10.        We note your statement that you are required “to bifurcate and separately account for the conversion feature and warrants as embedded derivatives contained in the Company’s convertible notes.”  In this regard, please revise your disclosure, where applicable throughout your filing, to indicate, if true, that the warrants are freestanding derivative financial instruments, as outlined in paragraphs 2 and 3 of EITF 00-19.

P.9/11

The warrants are freestanding derivative financial instruments, as outlined in paragraphs 2 and 3 of EITF 00-19.  The footnote disclosure was revised accordingly. Please see pages F-21 and F-22.

11.        Please disclose, if true, that you use the effective interest method to amortize any discount or disclose the method you use that approximates the effective interest method.  In this regard, it appears that the effective interest method is appropriate given that you are required to make monthly interest payments in cash.

We used straight line method to amortize the discount on the conversion feature and discount on warrants.  For the year ended December 31, 2005, amortization for the discount on conversion feature amounted to $330,000 under the straight line method and $149,000 under the effective interest method, respectively.  We concluded that the difference of $181,000 was not material.  In 2006, we will compare the two methods again and determine if adjustment is necessary.

12.        Please confirm, if true, that you performed a thorough analysis of all the provisions of your convertible debt instrument in order to determine whether there are any additional provisions that may be embedded derivatives which should be bifurcated and accounted for separately as a derivative pursuant to SFAS 133 or otherwise advise.

  We confirm that we have performed a thorough analysis of all the provisions of our convertible debt instruments and determined that there are no additional provisions that may be embedded derivatives which should be bifurcated and accounted for separately as derivative pursuant to SFAS 133.

19.  Basic and Diluted Weighted Average Number of Shares, page F-27

13.        Please tell us how you determined the amount of additional common shares that would have been outstanding if the dilutive potential common shares under the convertible notes and warrants had been issued during the fiscal year ended December 31, 2005.

The amount of additional common shares during the year ended December 31, 2005 was determined according to the following formula:

Net incremental shares that would have been outstanding: (i) = (h)-(g)

Where:

-Common stock equivalent (CSE): (b)

-CSE at weighted average: (h) = (b)*(a)/12 months

P.10/11

-Weighted average proceeds converted to shares at market price: (g) = (e)/(f)

-Average stock market price for the year: (f)

-Weighted average proceeds: (e) = (d)*(a)/12 months

-Proceeds if all CSE exercised: (d) = (b)*(c)

-Exercise price: (c)

-Months outstanding: (a)

                                                                               Very truly yours,

                                                                                          HODGSON RUSS LLP

                                                                                          By:   /s/ Omer Ozden
                                                                                                 Omer Ozden

cc:

J. Davis

C. Moncada-Terry

J. Goeken

J. Gabel

P.11/11